DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com



05E

Heerlen (NL), 21 January 2010

DSM inaugurates new resins plant in Germany

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands announces that today a new plant for the production of wet polyesters and other specialty resins in Meppen (Germany) has been opened. Total investment costs amounted to EUR 15 million.

The new plant was built at the existing site of DSM NeoResins+ in Meppen. The plant allows for further expansions in the future. With the new plant DSM NeoResins+ reinforces its strong position in the fast growing and important markets such as metal packaging (can), pre-painted metal (coil), specialty decorative markets, specialty adhesives, graphic arts and industrial wood.

Nico Gerardu, member of DSM's Managing Board and responsible for the Performance Materials cluster, gave the following comment: *"DSM NeoResins+ is the global leader in specialty resins and this new plant enables us to expand our offering of polyester-based resins. This expansion underlines our commitment to grow this business further, by focusing on innovative products which support sustainability while enhancing performance."*

The opening of the new plant is the latest in a series of investments in additional production capacity by DSM on the Meppen site. Over the last twenty years DSM has invested EUR 60 million in the site, transforming it into a multipurpose specialty resin site. In Meppen DSM produces a wide variety of resins, including waterborne and solvent borne polyesters, urethanes, acrylics, alkyds and epoxy esters.

DSM NeoResins+

DSM NeoResins+ is a leading, committed, global supplier of innovative specialty resins, specialized in the development and manufacturing of resins that are focused on fulfilling the needs of the coatings and graphic arts industries. DSM NeoResins+ has 1,250 employees and operates seven manufacturing sites across the world. DSM NeoResins+ is committed to a strong focus on customer needs and has five application and research & technology centers, which are further supported by three customer service centers. DSM NeoResins+ is headquartered in Waalwijk (Netherlands).

DSM – the Life Sciences and Materials Sciences Company

Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com



For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 10 4590275
e-mail investor.relations@dsm.com

DSM Press Release

N20-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com


DSM

06E Heerlen (NL), 21 January 2010

DSM and Novomer to develop first CO_2-based resin for coatings

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, and Novomer Inc., based in Waltham (Massachusetts, United States), today announce that they have signed an agreement to jointly develop a revolutionary coating resin using carbon dioxide (CO_2) as a raw material.

This development agreement follows a cooperation agreement and an investment by DSM Venturing in Novomer in 2007. The joint development project will benefit from the broad variety of DSM's technologies and market access, in combination with the unique, efficient CO_2 polymerization technology of Novomer.

The chemistry and process technology for producing polymers from CO_2 and propylene oxide (PO) will be developed by Novomer, while DSM will convert the polymers into resins and formulate them for target applications such as coatings, adhesives and graphic arts. Initial results are encouraging and suggest that this project might lead to completely new and improved application properties in coatings.

Given the fact that up to 50% by weight of CO_2 is used as raw material, the production of these resins will result in an improved carbon footprint. The process is also expected to be highly efficient, enabling the replacement of conventional resins in a number of coating applications.

Polycarbonate resins are widely known because of their superior performance and resistances and theoretically could find use in many types of coatings. Commercial use of conventional types has however always been limited due to their cost position and some weaknesses that are inherent in these products. The new CO_2-based aliphatic polycarbonates to be developed by DSM and Novomer could potentially resolve these weaknesses.

Rob van Leen, Chief Innovation Officer of DSM, comments: *"DSM and Novomer are looking to develop the first polymer in more than a decade to enter the mainstream of the coating industry. This exciting development can lead to a breakthrough that could change the coating industry. Besides cost issues, these innovative coating resins also address environmental and performance issues. They therefore fit in perfectly within DSM's People, Planet and Profit approach."*

Peter Shepard, Vice President of Business Development of Novomer, adds: *"We are very enthusiastic about our relationship with DSM as they bring a wealth of skills and industry knowledge to help drive the commercialization of our technology in the coatings industry. In addition, this product development relationship with DSM leverages our ongoing technical development work that has been supported by the New York State Energy Research and Development Authority."*

About Novomer
Novomer (www.novomer.com) is a revolutionary new materials company pioneering a family of

low-cost, high-performance, sustainable plastics, polymers and other chemicals. Based on the pioneering catalyst work of Dr. Geoff Coates at Cornell University, Novomer's groundbreaking technology allows carbon dioxide and other renewable feedstocks to be cost-effectively transformed into polymers, plastics and other chemicals for a wide variety of industrial markets. Novomer's products combine environmental benefits with improved performance and can be used in a range of applications, from injection molded parts, specialty binders for electronics, polymeric packaging materials to paper coatings and medical implants.

About DSM Venturing
DSM Venturing is an active investor in start-up companies that create innovative products and services in Life Sciences and Materials Sciences contributing to the quality of life. DSM Venturing's mission is to explore emerging markets and technologies in order to support DSM's innovation and growth strategy. Besides financial support, DSM Venturing supports the start-up companies with DSM's knowledge, resources and networks in order to establish mutual benefits and learnings. To DSM, venturing is an integral part of its open innovation approach, focused on teaming up with innovative players all over the world. More information: www.dsm-venturing.com.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 10 4590275
e-mail investor.relations@dsm.com